SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Profire Energy, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

74316X 101
(CUSIP Number)

Andrew Limpert
321 South 1250 West, #3
Lindon, Utah 84042
(801) 796-5127
(Name, Address and Telephone Number of Person Authorized to
Receive Notes and Communications

September 22, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74316X 101

1.	Names of Reporting Persons, IRS Identification Nos. of above persons (entities only)
	Andrew Limpert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) [ ]
		(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
	United States of America

Number of	7.	Sole Voting Power
Shares		3,928,085
Beneficially	8.	Shared Voting Power
Owned by		-0-
Each	9.	Sole Dispositive Power
Reporting		3,928,085
Person	10.	Shared Dispositive Power
With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,928,085

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	8.7%

14.	Type of Reporting Person (See Instructions)
	IN

EXPLANATORY NOTE

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the Reporting Person.  This Amendment No. 4 amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on December 3, 2007, as amended by Schedule 13D/A-1 filed on October 1, 2008, Schedule 13D/A-2 filed on February 16, 2011 and Schedule 13D/A-3 on July 18, 2011 (the “Schedule 13D, as amended”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D, as amended.

Item 2.  Security and Issuer

The following information relates to the Reporting Person:

(a)	Name: Andrew Limpert

(b)	Business Address: 321 South 1250 West, #3
Lindon, Utah 84042

(c)	Present Principal Occupation: The Reporting Person is the Chief Financial Officer and a director of Profire Energy, Inc. (the “Issuer”.)

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship: United States of America

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

(a)
The Reporting Person sold 68,493 shares in a private transaction.  The Reporting Person presently intends to sell shares of Common Stock equal to up to one percent of the total outstanding Common Stock of the Issuer within the next 90 days.

(b)	Not applicable.

(c)	Not applicable.
(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(i)	Not applicable.

(j)	Not applicable.

Except for the foregoing, the Reporting Person does not have any present plans or intentions that would result in or relate to any of the actions required to be described in subparagraphs (a)-(j) of Item 4 of this Amendment No. 4.  The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.  Interest in Securities of the Issuer

(a)
As of the date hereof, the Reporting Person owns 3,928,085 shares, or 8.7% of the outstanding Common Stock of the Issuer, based upon the 45,000,000 shares outstanding as of August 8, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011.

(b)
The Reporting Person has the sole power to vote or direct the vote of all of the 3,928,085 shares; and has shared power to vote or direct the vote of 0 shares; has the sole power to dispose or direct the disposition of all of the 3,928,085 shares; and has shared power to dispose or direct the disposition of 0 shares.

(c)	Other than as disclosed herein, during the past 60 days, the Reporting Person has not engaged in any transactions in the Common Stock of the Issuer.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e)	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2011	By:	/s/ Andrew Limpert
Andrew Limpert